News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	March 2, 2026

Seabridge Gold Announces Results from Metallurgical
Test Program at Snip North

Toronto, Canada… Seabridge Gold Inc. ("Seabridge") today announced robust results from its inaugural metallurgical test program on drill core samples from the Snip North Deposit, one of the targets on the 100% owned Iskut Gold-Copper Project in BC's Golden Triangle. The program confirms that Snip North mineralization responds very well to conventional flotation and excellent recoveries can be expected.

Highlights

A total of 10 drill-core interval samples and four composite samples from the Snip North deposit taken from the 2025 exploration program have been tested at ALS Metallurgy in Kamloops, BC, representing the first systematic metallurgical assessment of the Snip North deposit. The test procedures followed the flotation flow sheet established for Seabridge's KSM Project. Snip North metallurgy is similar to the Mitchell deposit.

Locked cycle tests (LCTs) at a primary grind size of 80% passing approximately 130 µm summarized in Table 1 show copper-gold-molybdenum concentrates with grades ranging from 20% to 28% Copper and 83 g/t to 525 g/t gold from samples with head grades ranging from 0.04% to 0.26% Copper and 0.4 g/t to 1.21 g/t gold. Gold and copper recovery to the bulk flotation concentrate was excellent.

Table 1: Snip North - Summary of Locked Cycle Flotation Test (LCT) Results on 2025 exploration samples

Sample ID	Head Grade				Final Bulk Flotation Concentrate Grade				Recovery to Flotation Concentrate
	Cu	Au	Ag	Mo	Cu	Au	Ag	Mo	Cu	Au	Ag	Mo
	%	g/t	g/t	%	%	g/t	g/t	%	%	%	%	%
SNN-Comp A	0.26	0.82	2.95	0.01	28.3	83	189	0.85	89.4	81.1	51.6	69.6
SNN-Comp B	0.15	0.80	2.51	0.003	26.2	125	220	0.37	86.9	75.9	42.2	65.0
SNN-Comp C	0.19	0.40	2.51	0.014	24.4	39	150	1.84	87.0	65.2	39.5	84.7
SNN-Comp D	0.04	1.21	1.04	0.001	22.8	525	350	0.18	73.3	58.0	45.0	23.5
SNN-VAR 07	0.10	0.87	0.48	0.068	19.7	127	81	10.7	72.7	55.0	63.5	58.6

Molybdenum recovery indicates that a separate molybdenum concentrate can also be produced. Copper and gold grades in the LCT concentrates are expected to increase further after molybdenum concentrate separation.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292  www.seabridgegold.com

Cyanide leaching completed on the first three pyritic concentrates from LCTs had excellent recoveries as shown in Table 2 with overall gold recoveries increasing to between 85.3% and 92.7%.

Table 2: Leach Test Results with impacts to Overall Recoveries

Sample ID	Head Grade				Recovery to Flotation Concentrate				Additional Leach Recovery		Overall Recoveries
	Cu	Au	Ag	Mo	Cu	Au	Ag	Mo	Au	Ag	Cu	Au	Ag	Mo
	%	g/t	g/t	%	%	%	%	%	%	%	%	%	%	%
SNN-Comp A	0.26	0.82	2.95	0.01	89.4	81.1	51.6	69.6	11.6	37.3	89.4	92.7	88.9	69.6
SNN-Comp B	0.15	0.80	2.51	0.003	86.9	75.9	42.2	65.0	12.9	34.4	86.9	88.8	76.6	65.0
SNN-Comp C	0.19	0.40	2.51	0.014	87.0	65.2	39.5	84.7	20.1	30.9	87.0	85.3	70.4	84.7

Initial bond work index tests results ranged from 9.9 to 11.9 kW-hr/tonne indicating that mineralization is generally soft and will be suitable for conventional SAB or SABC grinding circuits.

These results confirm a robust metallurgical response to flotation and will support the development of a maiden resource statement for Snip North.

Commenting on the study, Seabridge Chair and CEO Rudi Fronk said: "These robust metallurgical results from the Snip North maiden test program provide a strong foundation to support the upcoming maiden resource estimate."

Qualified Persons

Tracey Meintjes, P.Eng., a Qualified Person for the purposes of NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this news release on behalf of Seabridge Gold.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut projects are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit Seabridge's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) excellent recoveries can be expected from Snip North mineralization; (ii) the possibility that a separate molybdenum concentrate can also be produced and that copper and gold grades in the LCT concentrates are expected to increase further after molybdenum concentrate separation; (iii) the  completion of a maiden resource estimate at Snip North and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292  www.seabridgegold.com

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Assumptions include: (i) the consistency of the response across all of the mineralization at the Project to the test procedures; (ii) that the test procedures will yield similar results when used a production scale; and (iii) the effect that molybdenum concentrate separation will have on recovery of copper and gold will be consistent with analogues. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineralization across the deposit and its response to metallurgical processes. Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair & C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292  www.seabridgegold.com